Exhibit (d)(27)(i)

TRANSAMERICA FUNDS

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

AEGON USA INVESTMENT MANAGEMENT, LLC

THIS AMENDMENT is made as of October 31, 2011, to the Sub-Advisory Agreement dated as of March 22, 2011 (the “Agreement”) between Transamerica Asset Management, Inc. and AEGON USA Investment Management, LLC.

In consideration of the mutual covenants contained herein, the parties agree as follows:

1. Schedule A. Schedule A to the Agreement is hereby deleted entirely and replaced as follows:

FUNDS	SUB-ADVISER COMPENSATION*

Transamerica AEGON Flexible Income	0.175% of the first $250 million; 0.125% over $250 million up to $350 million; 0.0875% over $350 million, less 50% of any amount reimbursed pursuant to the Fund’s expense limitation

Transamerica AEGON Money Market	0.15% of average daily net assets

Transamerica AEGON Short-Term Bond	0.25% of the first $250 million; 0.20% over $250 million up to $500 million; 0.175% over $500 million up to $1 billion; and 0.15% over $1 billion

Transamerica Tactical Income	0.07% of the first $250 million; 0.06% over $250 million up to $500 million; 0.05% over $500 million up to $1.5 billion; 0.04% over $1.5 billion up to $2.5 billion; and 0.03% over $2.5 billion

*	As a percentage of average daily net assets on an annual basis.

In all other respects, the Agreement dated as of March 22, 2011 is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of October 31, 2011.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President

AEGON USA INVESTMENT MANAGEMENT, LLC

By:	/s/ Stephanie M. Phelps
Name:	Stephanie M. Phelps
Title:	Sr. Vice President and CFO